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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 19)*

                    Under the Securities Exchange Act of 1934


                               ZAPATA CORPORATION
                               ------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                           (Title of Class Securities)

                                    989070602
                                    ---------
                                 (CUSIP Number)

                               WILLIAM SONDERICKER
                  MALCOLM I. GLAZER FAMILY LIMITED PARTNERSHIP
                               270 COMMERCE DRIVE
                            ROCHESTER, NEW YORK 14623
                                 (585) 359-3000

                  (Name, Address and Telephone Number of Person
                Authorized to receive Notices and Communications)

                               SEPTEMBER 23, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).
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--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Malcolm I. Glazer Family Limited Partnership
        86-0846220

--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
        Instructions)

                                             (a)  [ ]
                                             (b)  [X]

--------------------------------------------------------------------------------
(3)     SEC USE ONLY


--------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS

        N/A

--------------------------------------------------------------------------------
(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]


--------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        Nevada

--------------------------------------------------------------------------------
                                    (7)     SOLE VOTING POWER*

                                            10,073,112 shares
                                    --------------------------------------------
NUMBER OF SHARES                    (8)     SHARED VOTING POWER*
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                       10,073,112 shares
WITH
                                    --------------------------------------------
                                    (9)     SOLE DISPOSITIVE POWER

                                            10,073,112 shares
                                    --------------------------------------------
                                    (10)    SHARED DISPOSITIVE POWER

                                            0
--------------------------------------------------------------------------------
(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

        10,073,112 shares
--------------------------------------------------------------------------------
(12)    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
        [ ]

--------------------------------------------------------------------------------
(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        51.9%

--------------------------------------------------------------------------------
(14)    TYPE OF REPORTING PERSON (See Instructions)
        PN

* The shares are subject to a Voting Agreement between the Malcolm I. Glazer Family Limited Partnership and WLR Recovery Fund II, L.P. and WLR Recovery Fund III, L.P., dated September 23, 2005, as amended by Amendment No. 1 and Joinder dated September 26, 2005. See items 4 through 6 of this Statement on Schedule 13D.



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--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Malcolm I. Glazer
        ###-##-####

--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
        Instructions)

                                             (a)  [ ]
                                             (b)  [X]

--------------------------------------------------------------------------------
(3)     SEC USE ONLY


--------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS

        N/A

--------------------------------------------------------------------------------
(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]


--------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

--------------------------------------------------------------------------------
                                    (7)     SOLE VOTING POWER*

                                            10,073,112 shares
                                    --------------------------------------------
NUMBER OF SHARES                    (8)     SHARED VOTING POWER*
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                       10,073,112 shares
WITH
                                    --------------------------------------------
                                    (9)     SOLE DISPOSITIVE POWER

                                            10,073,112 shares
                                    --------------------------------------------
                                    (10)    SHARED DISPOSITIVE POWER

                                            0
--------------------------------------------------------------------------------
(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

        10,073,112 shares
--------------------------------------------------------------------------------
(12)    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                         [ ]

--------------------------------------------------------------------------------
(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        51.9%

--------------------------------------------------------------------------------
(14)    TYPE OF REPORTING PERSON (See Instructions)
        IN

* The shares are subject to a Voting Agreement between the Malcolm I. Glazer Family Limited Partnership and WLR Recovery Fund II, L.P. and WLR Recovery Fund III, L.P., dated September 23, 2005, as amended by Amendment No. 1 and Joinder dated September 26, 2005. See items 4 through 6 of this Statement on Schedule 13D.

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      This Amendment No. 19 ("Amendment No. 19") amends and supplements the
Schedule 13D and statement attached thereto, as previously amended ("Schedule 13D"), filed on behalf of Malcolm I. Glazer ("Glazer") and the Malcolm I. Glazer Family Limited Partnership (the "Glazer LP" and collectively with Glazer, the "Reporting Persons") relating to the common stock, par value $.01 per share, of Zapata Corporation ("Zapata"), and is hereby filed on behalf of the Reporting Persons. All capitalized terms used in this Amendment No. 19 and not otherwise defined herein have the meanings previously ascribed to such terms in the
Schedule 13D.

ITEM 4. PURPOSE OF THE TRANSACTION

      On September 23, 2005, the Glazer LP entered into a Voting Agreement with WLR Recovery Fund III, L.P., a Delaware limited partnership ("WLR III"), whereby it agreed to vote in favor of Zapata's sale of all of its 4,162,394 shares of Safety Components International, Inc. ("Safety Components") common stock to WLR
III. The Glazer LP also granted WLR III an irrevocable proxy to vote its shares of Zapata common stock on the sole matter of voting in favor of the proposed transaction, or against any competing transaction, dated as of the same date.

      On September 26, 2005, the Glazer LP, WLR III and WLR Recovery Fund II, L.P. ("WLR II" and collectively with WLR III, referred to as "the WLR Recovery Funds") entered into Amendment No. 1 and Joinder Agreement to the Voting Agreement which joined WLR II as a party to the Voting Agreement (the Voting Agreement, as amended, is referred to herein as the "Voting Agreement"). Also on September 26, 2005, the Glazer LP gave an irrevocable proxy in favor of both WLR II and WLR III (the "Irrevocable Proxy") which provided the same limited voting authority as the initial irrevocable proxy.

      Zapata's proposed sale is to be made pursuant to a Stock Purchase Agreement with the WLR Recovery Funds, dated September 23, 2005, as amended by Amendment No. 1 and Joinder Agreement dated September 26, 2005 that joined WLR II as a party to the agreement (collectively, the "Safety Components Stock Purchase Agreement"). The sale of Safety Components is subject to various conditions, including, among other things, that the sale shall have been approved by the requisite vote by Zapata's stockholders. Zapata has indicated that it plans to seek stockholder approval for the sale by obtaining the majority written consent of the Glazer LP, because the sale of its holdings in Safety Components could be deemed the sale of substantially all of its assets, requiring stockholder approval under Nevada law. In order to induce the WLR Recovery Funds to enter into the Stock Purchase Agreement, the Glazer LP entered into the Voting Agreement and granted the Irrevocable Proxy.

      The Reporting Persons and the WLR Recovery Funds may be deemed to have formed a "group" by virtue of their execution, delivery and performance of the Voting Agreement and Irrevocable Proxy, however, the Reporting Persons disclaim any involvement or participation as a member of a group with the WLR Recovery Funds. The Reporting Persons expressly disclaim beneficial ownership with respect to any shares other then shares owned of record or held in street name by such Reporting Persons.

      Except as otherwise set forth herein, the Reporting Persons have no present plans or proposals with respect to any other action referred to in instructions (a) through (j) of Item 4 of Schedule 13D.

                                       7

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      The descriptions of the Voting Agreement and Irrevocable Proxy, as
amended, contained in this Schedule 13D are qualified in their entirety by reference to such agreements, copies of which are included as Exhibit 1 and
Exhibit 2 to this Schedule 13D and are incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) As a result of Zapata's 8-for-1 stock split on April 6, 2005, the Reporting Persons are the beneficial owners of 10,073,112 shares of Zapata common stock, which constitutes approximately 51.9% of Zapata's outstanding shares of common stock. This includes 260,000 shares purchasable presently or within 60 days after the date hereof by Glazer pursuant to options granted by Zapata to Glazer under certain stock option plans. The percentage given is based upon the 19,137,856 shares of Zapata common stock reported as outstanding on August 8, 2005 by Zapata on its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005, plus the 260,000 shares purchasable presently or within 60 days after the date hereof pursuant to stock options granted to Glazer.

      (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover pages of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference. As the result of the Voting Agreement and Irrevocable Proxy, as described below, the Reporting Person share the power to vote or to direct the vote of the 10,073,112 shares of Zapata common stock beneficially owned by the Reporting Persons solely with respect to the transaction contemplated by the Safety Components Stock Purchase Agreement and any competing transactions.

      According to the Voting Agreement, WLR Recovery Fund II, L.P. is a Delaware limited partnership and WLR Recovery Fund III, L.P., is a Delaware limited partnership, both have business addresses at 600 Lexington Avenue, New York, New York 10022. Further information about the identity and background of the WLR Recovery Funds can be found in Item 2 to the Schedule 13D filed or to be filed by the WLR Recovery Funds with the Securities and Exchange Commission on or about October 3, 2005.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      On September 23, 2005, the Glazer LP granted an Irrevocable Proxy and entered into a Voting Agreement with the WLR Recovery Funds, as amended on September 26, 2005. Pursuant to the Irrevocable Proxy, the Glazer LP empowered the WLR Recovery Funds to exercise its voting rights with respect to its shares of Zapata common stock at any time prior to termination of the Voting Agreement at every meeting called, and in any action taken by the written consent of the stockholders of Zapata without a meeting, in favor of the transactions contemplated by the Safety Components Stock Purchase Agreement, and any action in furtherance thereof and against approval of any action, agreement or proposal made in opposition to, or in competition therewith. The WLR Recovery Funds may not exercise the Irrevocable Proxy on any other matter. The Glazer LP may vote its shares of Zapata common stock at its discretion on all other matters.

                                       8

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      In addition the Glazer LP has agreed that, until the termination of the
Voting Agreement, it would not (a) transfer any of its Zapata shares unless each transferee agrees in writing to hold such shares subject to the Voting Agreement; and (b) enter into any voting agreement or arrangement similar agreement in contravention of its obligations under the Voting Agreement with respect to its shares of Zapata common stock.

      The Voting Agreement and the Irrevocable Proxy terminate upon the termination of the Stock Purchase Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 1 Voting Agreement dated September 23, 2005 among the Malcolm I. Glazer Family Limited Partnership and WLR Recovery Fund III, L.P., as amended by Amendment No. 1 and Joinder dated September 26, 2005

      Exhibit 2 Irrevocable Proxy of the Malcolm I. Glazer Family Limited Partnership to WLR Recovery Fund III, L.P., as amended by Amendment No. 1 and Joinder dated September 26, 2005

                                       9

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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: October 3, 2005

                                    Malcolm I. Glazer Family Limited Partnership

                                    By: Malcolm I. Glazer GP, Inc.,
                                        as its General Partner

                                    By: /s/ Malcolm I. Glazer
                                        ----------------------------------------
                                    Name:  Malcolm I. Glazer
                                    Title: President

                                    /s/ Malcolm I. Glazer
                                    ----------------------------------------
                                    Malcolm I. Glazer

                                       10